Exhibit 99.1

FOR IMMEDIATE RELEASE

LJ International Inc. Schedules Third Quarter 2011 Earnings Release on

Tuesday, November 15, 2011

Earnings Conference Call to be held on November 16, 2011

at 8:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong)

Hong Kong, October 31, 2011 – LJ International Inc. (LJI) (NASDAQ: JADE), (“LJI” or “the Company”) a leading colored gemstone and diamond jeweler, today announced that it will issue its unaudited financial results for the third quarter ended September 30, 2011 after the US market close on Tuesday, November 15, 2011. The earnings release will be available on the investor relations page of its website at http://www.ljintl.com.

Following the earnings announcement, Company’s senior management will host a conference call on Wednesday, November 16, 2011 at 8:00 a.m. (Eastern)/ 9:00 p.m. (Beijing/Hong Kong) to discuss its quarterly results and recent business activities.

To access the conference call, please dial:

Conference Dial-In (U.S. Toll Free):	1- 877-407-0778
International Dial-In:	1- 201-689-8565

Please dial in at least 10 minutes before the call to ensure timely participation.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at the following:

Webcast:	http://www.investorcalendar.com/IC/CEPage.asp?ID=166344
Available until:	February 16, 2012

Following the earnings conference call, an archive of the call will be available by dialing:

Replay Dial-In (U.S. Toll Free):	1- 877-660-6853
International Dial-In:	1- 201-612-7415
Replay Passcodes (both required):
Account number:	286
Conference ID number:	381982
Available until:	11:59 p.m. on November 30, 2011

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:
LJ International Inc. Ringo Ng Chief Financial Officer E : ir@ljintl.com	Fleishman-Hillard Inc. E : ir@ljintl.com T : 852-2530 0228